UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
 (Amendment No. __) *

Exscientia plc
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

30223G102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30223G102

1	NAMES OF REPORTING PERSONS
Andrew Hopkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
18,600,000 shares

	6	SHARED VOTING POWER
498,600 shares

	7	SOLE DISPOSITIVE POWER
18,600,000 shares

	8	SHARED DISPOSITIVE POWER
498,600 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,098,600 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based upon 118,310,127 ordinary shares of the Issuer outstanding after the Issuer’s initial public offering of American Depositary Shares (the “IPO”), assuming no exercise of the underwriters’ over-allotment option in connection with the IPO, as reported in the Issuer’s prospectus pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on October 4, 2021.

CUSIP NO. 30223G102

Item 1 (a).	Name of Issuer: Exscientia plc

Item 1 (b).	Address of Issuer’s Principal Executive Offices: The Schrodinger Building, Oxford Science Park, Oxford, United Kingdom, OX4 4GE

Item 2 (a).	Name of Person Filing: The persons filing this Schedule 13G is Andrew Hopkins (“Hopkins”).

Item 2 (b).	Address of Principal Business Office or, if none, Residence: Copse House, 61B Oxford Road, Abingdon, Oxfordshire, OX14 2AA, United Kingdom

Item 2 (c).	Citizenship: Andrew Hopkins is a British citizen.

Item 2 (d).	Title of Class of Securities: Ordinary Shares; American Depositary Shares

Item 2 (e).	CUSIP Number: 30223G102

Item 3.	If this Statement is filed pursuant to §§240.13d‑1(b) or 240.13d‑2(b) or(c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d‑1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d‑1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d‑1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d‑1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d‑1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d‑1(b)(1)(ii)(J), please specify the type of institution.
Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:	19,098,600	(1)
(b)	Percent of class:	16.1%	(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	18,600,000
	(ii) Shared power to vote or to direct the vote:	498,600
	(iii) Sole power to dispose or to direct the disposition of:	18,600,000
	(iv) Shared power to dispose or to direct the disposition of:	498,600

(1)
Hopkins may be deemed the beneficial owner of 19,098,600 ordinary shares, which consists of 16,500,000 ordinary shares held by Hopkins, 2,100,000 ordinary shares held in trust by the Nia Hopkins Charitable Trust (the “Trust”) and 498,600 held by Iva Hopkins Navratilova, his spouse. Hopkins is the sole trustee of the Trust and retains sole voting power over such shares.

(2)
Based upon 118,310,127 ordinary shares of the Issuer’s outstanding after the Issuer’s IPO, assuming no exercise of the underwriters’ over-allotment option in connection with the IPO, as reported in the Issuer’s prospectus pursuant to rule 424(b)(4) filed with the SEC on October 4, 2021.

CUSIP NO. 30223G102

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications.
Not Applicable.

CUSIP NO. 30223G102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	/s/ Andrew Hopkins
Name: Andrew Hopkins